SUPERIOR INDUSTRIES INTERNATIONAL, INC.
ANNUAL REPORT ON FORM 10-K

Exhibit 2.2

SALE AND PURCHASE AGREEMENT
(the "Agreement")

concluded by and between

SUOFTEC Light Metal Products B.V.
registered seat: NL-1097 Amsterdam, Prins Bernhardplein 200, The Netherlands
company registration number: 33274047
registration office: Kamer van Koophandel Amsterdam
tax number: 8044.31.681
hereinafter referred to as "Seller"

and

OTTO FUCHS KG
registered seat: D-58540 Meinerzhagen, Derschlager Str. 26, Germany company registration number: HRA 2592
tax number: [332/5720/0027]
hereinafter referred to as “Purchaser”

Seller and the Purchaser hereinafter collectively the "Contracting Parties" or the "Parties", or each individually as a "Party",
(the photocopies of the actual extracts from the Commercial Registry regarding the Parties constitute Annex no. 1 (SUOFTEC Light Metal Products B.V.) and Annex no. 2 (OTTO FUCHS KG) to this Agreement)

under the following terms and conditions:

Preamble

Parties declare that they are Shareholders of the company SUOFTEC Könnyûfémtermék Gyártó és Forgalmazó Korlátolt Felelõsségû Társaság (registered seat: H-2800 Tatabánya Búzavirág u. 12, Hungary; company registration number: 11-09-003721; tax number: 11194185-2-44; hereinafter referred to as the “Company”), a limited liability company founded as of 25th of May 1995 in accordance with the laws of Hungary, having a registered capital amounting to EUR 30,678,000.- (in words: thirty million six hundred and seventy-eight thousand Euros - hereinafter referred to as the “Registered Capital”). A photocopy of the actual extract from the Commercial Registry regarding the Company constitutes Annex no. 3 to this Agreement.

Seller is the owner of a share in the Company, with the nominal value of EUR 15,339,000 (in words: fifteen million three hundred thirty nine thousand Euros), representing 50% (fifty percent) of the Registered Capital of the Company (hereinafter referred to as the “Share”). The Share consists of EUR 15,339,000.- cash contribution and equals the participation of the Seller in the Registered Capital of the Company.

Purchaser is also owner of a share in the Company, with the nominal value of EUR 15,339,000 (in words: fifteen million three hundred thirty nine thousand Euros), representing 50% (fifty percent) of the Registered Capital of the Company.

Parties declare that the Purchaser and the Company shall conclude an agreement on the sale and purchase of the fixed assets of the Company up to a total value of EUR 3,000,000.- in favor of Seller as a third party.

With this Agreement the Parties settle the conditions under which the Seller sells the Share held in the Company as a whole to the Purchaser, and the Purchaser purchases this Share from the Seller.

Article 1
Subject of the Agreement

The Subject of this Agreement is the sale of the Share against payment and for the price and in the manner stipulated in this Agreement, including all rights connected thereto. The Share shall be sold free and clear of any Third Party Rights, claim or litigation and with the benefit of all rights attached to it. The ownership of the Share shall be unconditionally and irrevocably transferred to the Purchaser with the effect of 18 June 2010 (hereinafter referred to as the “Date of Transfer”), except as provided in Article 2.2, below.

Article 2
Purchase Price

2.1     The Seller, by means of this Agreement, sells to the Purchaser the Share for the Purchase Price and the Purchaser purchases the Share and accepts it as its property.

2.2    Purchase Price. The total purchase price (hereinafter referred to as the “Purchase Price”) for the Share shall be (net) EUR 4,000,000.- (in words: four million Euros).

2.2    Payment of Purchase Price. The Purchase Price shall be payable by the Purchaser on the Date of Transfer. The payment shall be effected via bank transfer to bank account of the Seller. Simultaneously with signing the present Agreement, the Seller provides the Purchaser with the data of his bank and bank account in a separate document. In the event that the Purchaser is unable to obtain the legally binding registration of the Purchaser as the sole Shareholder of the Company with the competent Court of Registration, the Seller shall promptly refund the Purchase Price. Additionally, in the event that antitrust permission is required by Hungary, Germany and/or the EU and such permission is denied, the Seller shall promptly refund the Purchase Price.

2.4    The Parties declare that they are aware of the fact that the transfer of the ownership of the Share shall be registered in the Commercial Registry by the competent Court of Registration within a modification procedure through its court order with retrospective effect as of the Date of Transfer. Accordingly, Purchaser shall declare the acquisition of the share to the managing director of the Company and shall be entitled to request its registration as a shareholder in the list of shareholders of the Company. Seller and Purchaser shall provide all necessary declarations for the due registration of the Purchaser as sole Shareholder.

2.5    Until the registration of the Purchaser as the sole Shareholder in the Company Register the Seller shall refrain from any actions that are inconsistent with the rights of the Purchaser as sole Shareholder in the Company.

Article 3
Confidentiality

3.1    Since the Seller as Shareholder has occupied a position of trust and confidence with the Company prior to the day of signing this Agreement, and has become, or will become, familiar with the business and affairs of the Company, which constitute confidential information (hereinafter referred to as the "Confidential Information"), Seller acknowledges that all Confidential Information known or obtained, by Seller, whether before or after the day of signing of the present Agreement, is the property of the Company and the Purchaser respectively.

3.2    Therefore, Seller agrees that it will not, at any time, disclose to any unauthorized persons or entities or use for its own account or for the benefit of any third party any Confidential Information, without the Company's and the Purchaser's prior written consent, unless and to the extent that the Confidential Information is or becomes generally known to and available for use by the public other than as a result of Seller's fault or the fault of any other person or entity bound by a duty of confidentiality to the Company.

Article 4
Representations and Warranties

4.1    Seller is liable for ensuring that as of the day of signing of this Agreement and as of the Date of Transfer, or as of any date specified hereunder in the text of the corresponding representation and warranty:

4.1.1.    That the Seller is owner of 50 % of the Shares of the Company, as specified in the Preamble of this Agreement; that the Share of the Company specified in the Preamble is free and clear of any Third Party Rights (especially liens, pledges, options, preemption rights, restrictions on disposal rights with respect to the Share, trust etc.); is free of any claim or litigation; that the Registered Capital of the Company has been paid in full; that the equity capital of the Company is not less than the Registered Capital of the Company;

4.1.2    That the Share is freely negotiable; that the Seller is not subject to any restrictions with respect to the sale of its respective Share; that the valid version of the Articles of Association of the Company is attached to this Agreement as Annex no. 4;

4.1.3    That there are no agreements of the Seller, which influence or could influence the sale of the Share; that the data in the Company register excerpt are real and there are no further data, rights or facts, which are not indicated in the company register excerpt;

4.1.4    That the conclusion of the present Agreement does not result in a breach of contract or infringement of legal regulations;

4.1.5    Organization of Seller. The Seller is a company duly organized and validly existing under the laws of Netherlands.

4.1.6    Authorization of Agreement. The Seller has all requisite power, authority and legal capacity to execute this Agreement, to perform its obligations hereunder, and to transfer the ownership of the Share to the Purchaser, upon the terms and subject to the conditions contained herein. This Agreement has been duly and validly authorized and executed by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against him in accordance with its terms.

4.2    The Purchaser is liable for ensuring that as of the day of signing of this Agreement and as of the Date of Transfer or as of any date specified in the text of the corresponding representation and warranty:

4.2.1    Organization of Purchaser. The Purchaser is a company duly organized and validly existing under the laws of Germany.

4.2.2    Authorization of Agreement. The Purchaser has all requisite power, authority and legal capacity to execute this Agreement, to perform its obligations hereunder and to pay the Purchase Price, and to acquire the Share from the Seller, upon the terms and subject to the conditions contained herein. This Agreement has been duly and validly authorized and executed by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against him in accordance with its terms.

4.3    If the Parties' representations and warranties are completely or partially incorrect or incomplete, the other Party may request to compensate the direct or indirect or consequential damages or other detriment to assets connected with failure to fulfill said representations and warranties.

Article 5
Rights and Responsibilities of the Parties

5.1    The Seller and the Purchaser shall share all information and shall cooperate during all negotiations and legal steps necessary for the performance of this Agreement.

5.2    Should this Agreement contain no provisions to the contrary, each Party pays its own taxes and fees of all kinds.

5.3    The Parties pay their all other own costs incurred in connection with the execution of this Agreement and the consummation of transactions contemplated thereby; this applies particularly to costs of legal representatives, consultants and other participants.

Article 6
Miscellaneous

6.1     Entire Agreement. This Agreement, all Annexes hereto, and all agreements and instruments to be delivered by the Parties pursuant hereto represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between the Parties. The Parties may amend or modify this Agreement by a written instrument executed by all Parties concerned.

6.2     Cumulative remedies. The rights, remedies and penalties provided in the present agreement are cumulative, are not mutually exclusive and are in addition to any other rights, remedies and penalties available to the parties under any other provisions of the governing law.

6.3     Waivers. Failure by either party to object to a default by the other party shall not constitute or be held to be a waiver of the party's right to later object to, or to terminate the present agreement, due to any other default or subsequent default.

6.4     Severability. In the event any provision of the present agreement is or will be invalid, illegal or unenforceable, the remaining provisions of the present agreement shall not be affected thereby and shall remain fully in effect.

6.5     Time is of the essence. Time is of the essence with respect to all provisions of the present agreement; provided, however, that the foregoing shall not be construed to limit or deprive a party of the benefits of any grace or use period allowed in the present agreement.

6.6     Language / Counterparts. The present agreement has been concluded in English language and has been executed in 6 counterparts, each of which shall be deemed as original, and all of which taken together, shall constitute one and the same instrument.

6.7     Representation. The representatives of the parties declare that they have the corporate power to enter into this Agreement and to exercise their rights and perform their obligations hereunder, and all corporate and other actions required to authorize the execution of this Agreement by the Parties.

6.8     Notices. All notices or other communication regarding the present agreement shall be in writing and either shall be delivered by courier or by registered mail to the following postal address of the parties:

SUOFTEC Light Metal Products B.V.
Att: Intertrust (Netherlands) B.V., Prins Bernhardplein 200, 1097JB Amsterdam, The Netherlands.

OTTO FUCHS KG:
Att: Dr. Hinrich Mählmann, Derschlagerstrasse 26, 58540 Meinerzhagen

Should the first delivery to the above specified addresses fail, a second delivery shall be carried out to the same address. In the event the second delivery is also unsuccessful, the postal item shall be deemed to be delivered on the 5th day following the second delivery.

6.9     Governing Law. This agreement shall be governed and interpreted by the laws of the Federal Republic of Germany with the exception of mandatory rules of the laws of Hungary which may govern the Company.

6.10     Jurisdiction / Alternative dispute resolution. The parties shall attempt to resolve amicably any dispute arising from this agreement. In the event the parties are unable to resolve a dispute, then such dispute including disputes regarding the validity of this agreement, shall be finally settled by arbitration in accordance with the terms of the arbitration according to the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law. The arbitration tribunal may also decide the validity of this arbitration agreement. The venue of the arbitration tribunal shall be Frankfurt/Main. The proceedings shall be conducted in the English language.

6.11     Entering into force. The present Agreement shall enter into force on the day when both Parties signed it, i.e. on the day of the signature of the latest signing party.

The following Annexes attached hereto are hereby incorporated as integral parts of this Agreement:

Annex no. 1: Effective Company Extract of SUOFTEC Light Metal Products B.V.
Annex no. 2: Effective Company Extract of OTTO FUCHS KG
Annex no. 3: Effective Company Extract of the Company
Annex no. 4: Articles of Association of the Company in unified version as of September 10, 2009

Parties having read this Agreement, having interpreted jointly and understood its content, provisions and legal consequences thereof, executed it as sign of approval, as fully complying with their wills.

______________________________ SUOFTEC Light Metal Products B.V. Seller represented by:	________________________________ OTTO FUCHS KG Purchaser represented by:
by: Intertrust (Netherlands) B.V.	name: Richard A. Hussmanns
title: Managing Director	title: Chief Financial Officer,
by:	name: Klaus Gläser
Title: Proxy Holders	title: Chief Operating Officer
place: The Netherlands	place:
date: June , 2010	date: